Exhibit 1.01
C&J Energy Services, Inc. Conflict Minerals Report for the Year Ended December 31, 2018
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
This is the Conflict Minerals Report (“Report”) of C&J Energy Services, Inc. (including its subsidiaries, the “Company,” “C&J Energy Services” or “C&J”) for the calendar year ended December 31, 2018, which has been prepared and is here presented in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, which requires certain reporting and public disclosures related to conflict minerals described in more detail herein. Conflict minerals are currently defined as cassiterite, columbite-tantalite, wolframite, gold, or their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purpose of this assessment (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act). The Rule 13p-1 reporting and public disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the “SEC”) apply to registrants whatever the geographic origin of the utilized conflict minerals and whether or not the utilized conflict minerals where sourced in a manner to fund armed conflict. Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions of the terms used in this Report (collectively, the “Conflict Minerals Rules”), unless otherwise defined herein. The information included in this Report includes the activities of the Company’s wholly owned subsidiaries, all of which are subject to the C&J Energy Services Conflict Minerals Policy and Compliance Program & Due Diligence Framework.
Statements in this Report are based on the Company’s inquiries and due diligence activities performed in good faith and reflect information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete or erroneous supplier data, incomplete or erroneous data from smelters and refiners (collectively referred to as “smelters” in this Report), ongoing certifications of smelters and continued guidance or amendments to the Conflict Minerals Rules. Additionally, this Report may contain forward-looking statements that reflect what we strive to achieve in the future as we continue to improve our responsible sourcing program. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, some of which are beyond our control, that could negatively impact our results and performance.

I. Executive Summary
Manufacturing Activities
C&J Energy Services is a leading completion and production services provider throughout the continental United States. Further, as explained in more detail herein, the Company manufactures certain equipment and other products used in the energy services industry, which are used in the Company’s operations and also sold to third parties. During the fiscal year ended December 31, 2018, the Company’s manufacturing service lines did not comprise a significant part of the Company’s business, operations or financial results. The Company’s manufacturing activities contributed approximately 1.3% of the Company’s consolidated revenue for calendar year 2018. Please see Section II “Company Overview” for additional information about the Company and the products that it manufactures and formerly manufactured.
Supply Chain
The Company’s supply chain is complex and is heavily reliant on purchases from distributors rather than product manufacturers. There are multiple tiers between the Company and the smelter and country of origin of any conflict minerals used in its manufactured products. The Company does not make purchases of raw or unrefined conflict minerals, nor does the Company make purchases in any of the Covered Countries. Accordingly, the Company must rely upon its suppliers to provide information on the origin of any conflict minerals contained in materials supplied to the Company, including the sources of conflict minerals that are sourced by the Company’s suppliers from sub-tier suppliers.
The Company believes it is essential to establish validated, conflict-free sources of conflict minerals. The Company has advised its suppliers that it expects them to source conflict minerals from certified conflict-free smelters (such as those audited through the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Free Smelter program (“EICC-GeSI CFS Program”)), perform due diligence on the source and chain of custody of the conflict minerals sourced for the Company, and provide an explanation of their due diligence measures to the Company upon request.
C&J Energy Services Conflict Minerals Policy, Compliance Program & Due Diligence Framework for Reasonable Country of Origin Inquiry
The Company is committed to the responsible sourcing of materials and structuring its sourcing practices to avoid supporting conflict, human rights abuses and crimes against humanity. As part of this commitment, the Company has adopted a Conflict Minerals Policy. A copy of the C&J Energy Services Conflict Minerals Policy is available on the Company’s website at: http://www.cjenergy.com/about-us/compliance-ethics/supplier-conduct/.

In accordance with the Company’s Conflict Minerals Policy, the Company has established a Conflict Minerals Compliance Program & Due Diligence Framework to ensure compliance with the Conflict Minerals Policy by all C&J Energy Services companies. The Company’s measures generally include: (1) conducting a “Reasonable Country of Origin” (“RCOI”) focused supply-chain survey with respect to those identified direct suppliers of materials containing conflict minerals using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “EICC-GeSI Template”), and (2) to the extent the supplier has identified the smelters, comparing those identified smelters against the list of facilities which have been identified as “conflict free” by the EICC-GeSI CFS Program. The Conflict Minerals Compliance team is led by the Company’s Legal department and includes representatives from the Company’s procurement division and Research & Technology division. During 2018, the Company evaluated its manufacturing businesses and divisions to identify those products that the Company manufactured for sale to third parties that contain conflict minerals.
During 2018, any conflict minerals in the Company’s manufactured products were either added by suppliers, or utilized by the Company’s suppliers in the manufacturing processes. The Company requested that each supplier provide information about the nature and origins of any conflict minerals in their materials or products.
II. Company Overview
C&J Energy Services is a leading provider of well construction and intervention, well completion, well support and other complementary oilfield services and technologies to oil and gas exploration and production (“E&P”) companies throughout the continental United States. We are a completions-focused service provider offering a diverse, integrated suite of services across the life cycle of the well, including hydraulic fracturing, cased-hole wireline and pumping, cementing, coiled tubing, rig services, fluids management and other completion and specialty well site support services. We are headquartered in Houston, Texas and operate in all active onshore basins in the continental United States.
The Company’s manufacturing operations that generated third party sales during the 2018 calendar year are as follows:

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Equipment Manufacturing Business: The Company’s equipment manufacturing businesses manufactures certain products used for the Company’s internal needs, as well as for sale to external customers in the energy services industry. Certain materials and components provided to the Company through its supply chain and contained in the equipment that these businesses assemble contain conflict minerals.

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Data Acquisition and Control Systems: In December 2013, the Company acquired a manufacturer of data acquisition and control systems. Certain materials and components provided to the Company through its supply chain and contained in the data acquisition and control systems that this business assembles contain conflict minerals.

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Artificial Lift Systems. In May 2015, the Company acquired an integrated business that designs, manufactures and installs electrical submersible pump systems and accessories primarily for artificial lift applications. During the first quarter of 2018, we decided to exit our artificial lift business. We completed the sale of substantially all of the assets and inventory associated with the artificial lift business on July 2, 2018. During 2018, none of the products manufactured by this business contained conflict minerals.

 For more information about the Company, please see the Company’s website at www.cjenergy.com as well as the Company’s filings with the SEC. Information contained on or available through the Company’s website is not a part of or incorporated into this Report, the accompanying Form SD or any other report that the Company may file with or furnish to the SEC.
III. 2018 Reasonable Country of Origin Inquiry and Conflict Status Conclusion
The Company conducted an analysis of the products that it manufactured for sale to third parties between January 1, 2018 and December 31, 2018 to determine which products contained conflict minerals. The Company then compiled a list of the suppliers of products it determined to contain conflict minerals.
For purposes of the RCOI, the Company requested each of the identified suppliers to provide information regarding their supply chain using the EICC-GeSI Template. Many of the Company’s suppliers are distributors and passed the Company’s RCOI to their suppliers with whom the Company does not have any contractual relationship. The Company surveyed approximately 89 suppliers and approximately 74% of those surveyed suppliers provided some manner of a response to the inquiries made as part of this RCOI; of those responses 100% confirmed that their products contain conflict materials. The cooperating suppliers provided data at either the supplier level or the product level but, in many cases, the supplier responses did not relate specifically or solely to materials supplied to the Company. Many supplier responses discussed the various sources from which they acquire conflict minerals but could not attribute any such purchases to particular products that may have been sold to any particular customer, including to the Company. Some of the suppliers returned EICC-GeSI Templates that were incomplete or only represented a portion of their supply chain.
Based on the results of the RCOI, the Company has determined that some of the conflict minerals contained in its products did not originate in the DRC or an adjoining country. Nevertheless, the Company was unable to determine with any reasonable certainty the source and chain of custody of all of the conflict minerals used in its products during 2018.

IV. 2018 Due Diligence Measures
For the 2018 calendar year, the Company’s due diligence activities included:

1.
Submitting the EICC-GeSI Template to suppliers of materials reasonably believed to contain or potentially contain conflict minerals. The EICC-GeSI Template provides a standardized method for the Company’s use in the collection of representations, statements and data from the Company’s suppliers relative to the presence, use, source and chain of custody of conflict minerals in supplier materials that are incorporated in the Company’s manufactured products for sale to end- use customers.

2.
Evaluating the smelters identified by the Company’s in the EICC-GeSI Template to determine whether those facilities are considered “conflict free” by the EICC-GeSI CFS Program. The EICC-GeSI CFS Program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.

3.	Following-up with suppliers, and with the suppliers of its distributors, by phone and/or email in order to obtain full and complete responses to the RCOI.

4.
In numerous instances, the Company received, after repeat inquiries, incomplete information regarding those facilities utilized to process necessary conflict minerals in supplier materials, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, the Company subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied part. For each supplier response that was insufficient, potentially inaccurate or incomplete, the Company contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.